# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SenesTech, Inc., CIK 0001680378
CUSIP: 81720R604
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 777 W. PINNACLE PEAK ROAD, SUITE B104, PHOENIX, Arizona (AZ), 85027
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-006437
Filed by CIK 0002043507

## Reporting persons
- PFS Cap Mgt Co: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 90,507; sole dispositive power 0; shared dispositive power 90,507; aggregate amount beneficially owned 90,507 (8.5% of the class)
  Comment: Includes 30,000 shares of Common Stock (as defined in Item 2(a)) issuable upon the exercise of warrants (see Item 4)
- PFS Trust: type of reporting person: partnership (PN); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 90,507; sole dispositive power 0; shared dispositive power 90,507; aggregate amount beneficially owned 90,507 (8.5% of the class)
  Comment: Includes 30,000 shares of Common Stock issuable upon the exercise of warrants (see Item 4)

## Item 1. Issuer
Name of issuer: SenesTech, Inc.
Address of issuer's principal executive offices: 777 W. Pinnacle Peak Road, Suite B104, Phoenix, AZ 85027

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G is being filed by: (i) PFS Cap Mgt Co, a Nevada corporation ("Mgt Co") and (ii) PFS Trust, a Nevada trust (the "Trust"). Mgt Co indirectly controls the Trust, with respect to the shares of common stock, par value $0.001 per share Common Stock (the "Common Stock") of SenesTech, Inc. (the "Company") and the Common Stock underlying warrants directly held by the Trust.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address for each of the Reporting Persons is 2207, Suite B, Bellanca St., Minden, Nevada 89423.
Citizenship: Mgt Co is a Nevada corporation. The Trust is a Nevada trust.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of
1,033,644 shares of Common Stock outstanding as of November 8, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 12, 2024, and assumes the exercise of the warrants reported herein.
Percent of class: 8.5
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PFS Cap Mgt Co: /s/ John David Kessler, John David Kessler, Director (02/12/2025)
- PFS Trust: /s/ John David Kessler, John David Kessler, Authorized Signatory (02/12/2025)